Exhibit 21

      Registrant owns all of the issued and outstanding capital stock of Harleysville National Bank and Trust Company, a national banking association headquartered at 483 Main Street, Harleysville, PA 19438, the Citizens National Bank of Lansford, a national banking association headquartered at 13-15 West Ridge Street, Lansford, PA 18232 and of Security National Bank, a national banking association headquartered at One Security Plaza, Pottstown, PA 19464.